Exhibit 12.1

LATAM Airlines Group, S.A.

Computation of Ratio of Earnings to Fixed Charges

(In millions)

The following table sets forth our unaudited consolidated ratio of earnings to fixed charges for each of the periods indicated. The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges on a historical basis, in each case for the period indicated. For this purpose, fixed charges consist of interest expense (including amortization of capitalized expenses related to indebtedness), an estimate of the interest within rental expense and capitalized interest.

	Quarter Ended March 31,			Year Ended December 31,
	2016	2015		2015		2014	2013		2012	2011
	(in U.S. $ millions)			(in U.S. $ millions)

Income (loss) before income taxes	198.4	(47.8)		(357.1)		65.2	(283.9)		96.7	382.4
Add: Total fixed charges (per below)	147.6	138.7		588.4		603.8	609.5		445.2	289.7
Less: Interest Capitalized	9.0	9.0		35.9		59.8	40.8		17.7	10.2
Total earnings (loss) before income taxes	337.0	81.9		195.4		609.2	284.8		524.3	661.9
Fixed charges:
Interest Expense(1)	103.0	95.3		413.4		430.0	462.5		294.6	139.1
Portion of rental expense representative of the interest factor	44.5	43.4		175.0		173.8	147.0		150.6	150.6
Total Fixed Charges	147.6	138.7		588.4		603.8	609.5		445.2	289.7
Ratio of earnings to fixed charges	2.3	0.6	(2)(3)	0.3	(2)(4)	1.0	0.5	(2)(5)	1.2	2.3

(1)	Imputed interest on operating leases is estimated to be the third part of the rent expense.
(2)	For the years ended December 31, 2015 and 2013 and the quarter ended March 31, 2015, earnings were insufficient to cover fixed charges.
(3)	Due to the registrant's loss during the three-month period ended March 31, 2015, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $56.8 to achieve a coverage ratio of 1:1.
(4)	Due to the registrant's loss in 2015, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $393.0 to achieve a coverage ratio of 1:1.
(5)	Due to the registrant's loss in 2013, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $324.7 to achieve a coverage ratio of 1:1.